EXHIBIT (s)(1)

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

[FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION

WITH FUTURE COMMON STOCK OFFERINGS]

PROSPECTUS SUPPLEMENT

(to Prospectus dated                 , 20 )

            Shares

Common Stock

$         per share

PennantPark Floating Rate Capital Ltd., a Maryland corporation, or the Company, we or our, is offering for sale         shares of our common stock. Our common stock is traded on the NASDAQ Global Select Market under the symbol “PFLT”. The last reported closing price for our common stock on                 , 20 was $                 per share.

We are a closed-end, externally managed, non-diversified investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act.

Our investment objectives are to generate current income and capital appreciation by investing primarily in Floating Rate Loans and other investments made to U.S. middle-market private companies. Floating Rate Loans or variable rate investments pay interest at variable rates, which are determined periodically, on the basis of a floating base lending rate such as the London Interbank Offered Rate, or LIBOR with or without a floor, plus a fixed spread. We can offer no assurances that we will achieve our investment objectives.

We are externally managed by PennantPark Investment Advisers, LLC. PennantPark Investment Administration, LLC provides the administrative services necessary for us to operate.

This prospectus supplement and the accompanying prospectus contain important information you should know before investing in our securities. Please read them before you invest and keep them for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information is available free of charge by contacting us in writing at 590 Madison Avenue, New York, NY 10022 or by calling us collect at (212) 905-1000 or on our website at www.pennantpark.com. The SEC also maintains a website at www.sec.gov that contains such information free of charge. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider information contained on our website to be part of this prospectus supplement.

Investing in our securities involves a high degree of risk, including the risk of the use of leverage. Before buying any shares of our common stock, you should read the discussion of the material risks of investing in us in “ Risk Factors ” beginning on page of the accompanying prospectus.

Neither the SEC nor any state securities commission, nor any other regulatory body, has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$

Underwriting discounts and commissions (sales load)	$	$

Proceeds to PennantPark Floating Rate Capital Ltd. (before estimated expenses)	$	$

The underwriters may also purchase up to an additional             shares from us at the public offering price, less the underwriting discounts, within             days from the date of this prospectus supplement to cover overallotments. If the underwriters exercise this option in full, the total public offering price will be $            , the total underwriting discount and commissions (sales load) paid by us will be $            , and total proceeds, before expenses, will be $            .

The underwriters expect to deliver the shares on or about                 , 20     .

, 20

TABLE OF CONTENTS

FORM OF PROSPECTUS SUPPLEMENT

Page
Prospectus Supplement Summary

The Offering

Fees and Expenses

Forward-Looking Statements

Use of Proceeds

Capitalization

Price Range of Common Stock

Selected Financial Data

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Underwriting

Legal Matters

PROSPECTUS

Page
Prospectus Summary

Fees and Expenses

Risk Factors

Forward-Looking Statements

Use of Proceeds

Selected Financial Data

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Senior Securities

Obligations and Indebtedness

Price Range Of Common Stock

Sales of Common Stock Below Net Asset Value

Distributions

Business

Investment Objectives and Policies

Portfolio Companies

Management

Control Persons and Principal Stockholders

Certain Relationships and Transactions

Determination of Net Asset Value

Dividend Reinvestment Plan

Description of Our Capital Stock

Description of Our Preferred Stock

Description of Our Warrants

Description of Our Subscription Rights

Description of Our Debt Securities

Regulation

Brokerage Allocations and Other Practices

Material U.S. Federal Income Tax Considerations

Plan of Distribution

Sub-Administrator, Custodian, Transfer Agent and Trustee

Legal Matters

Independent Registered Public Accounting Firm

Index to Consolidated Financial Statements

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus when considering whether to purchase any securities offered by this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or additional information, you should not rely on it. We are offering to sell and seeking offers to buy, securities only in jurisdictions where offers are permitted. The information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or such prospectus. We will update these documents to reflect material changes only as required by law. Our business, financial condition, results of operations and prospects may have changed since then.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information and disclosure. To the extent the information contained in this prospectus supplement differs from the information contained in the accompanying prospectus, the information in this prospectus supplement shall control. You should read this prospectus supplement and the accompanying prospectus before investing in our common stock.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information in this prospectus supplement. It is not complete and may not contain all of the information that you may want to consider. Some of the statements in this prospectus supplement constitute forward-looking statements, which apply to both us and any consolidated subsidiaries, as applicable, and relate to future events, future performance or financial condition. The forward-looking statements involve risks and uncertainties on a consolidated basis and actual results could differ materially from those projected in the forward-looking statements for many reasons, including those factors discussed in “Risk Factors” and elsewhere in this prospectus supplement. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus supplement. In this prospectus supplement if any except where the context suggests otherwise: the terms “we,” “us,” “our,” and “Company” refer to PennantPark Floating Rate Capital Ltd. and its consolidated subsidiary; “Funding I” or “our subsidiary” refers to our consolidated subsidiary, PennantPark Floating Rate Funding I, LLC; “PennantPark Investment Advisers” or “Investment Adviser” refers to PennantPark Investment Advisers, LLC; and “PennantPark Investment Administration” or “Administrator” refers to PennantPark Investment Administration, LLC.

General Business of PennantPark Floating Rate Capital Ltd.

PennantPark Floating Rate Capital Ltd. is a BDC whose objectives are to generate current income and capital appreciation by investing primarily in Floating Rate Loans and other investments made to U.S. middle-market private companies.

We believe that Floating Rate Loans to U.S. middle-market private companies offer attractive risk adjusted returns due to a limited amount of capital available for such companies and the potential for rising interest rates. We use the term “middle-market” to refer to companies with annual revenues between $50 million and $1 billion. We may also invest in public middle-market U.S. companies that are thinly traded or have a small market-capitalization. Our investments are typically rated below investment grade. Securities rated below investment grade are often referred to as “leverage loans” or “high yield” securities or “junk bonds” and are often higher risk compared to debt instruments that are rated above investment grade and have speculative characteristics. However, when compared to junk bonds and other non-investment grade debt, Floating Rate Loans typically have more robust capital-preserving qualities, such as reduced credit risk, and have historically had lower default rates than junk bonds. Floating Rate Loans are typically the most senior source of capital in a borrower’s capital structure and often have certain of the borrower’s assets pledged as collateral. Our investments may have terms of three to ten years and are made to U.S. and, to a limited extent, non-U.S. corporations, partnerships and other business entities which operate in various industries and geographical regions.

Under normal market conditions, we generally expect that at least 80% of the value of our Managed Assets, which means our net assets plus any borrowings for investment purposes, will be invested in Floating Rate Loans and investments with similar economic characteristics, including cash equivalents invested in money market funds. We generally expect that senior secured loans, or first lien loans, will represent at least 65% of our overall portfolio. We also generally expect to invest up to 35% of our overall portfolio opportunistically in other types of investments, including second-lien, high yield, mezzanine and distressed debt securities and equity investments. Our investment size may generally range between $1 million and $10 million, on average, although we expect that this investment size will vary proportionately with the size of our capital base.

Our investment activity depends on many factors, including the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity for such companies, the general economic environment and the competitive environment for the types of investments we make. The turmoil in the credit markets in recent years has adversely affected each of these factors and has resulted in a broad-based reduction in the demand for middle-market debt instruments. These conditions may present us with attractive investment opportunities, as we believe that there are many middle-market companies that need senior secured and mezzanine debt financing. We have used, and expect to continue to use, our Credit Facility, proceeds from the rotation of our portfolio and proceeds from public and private offerings of securities to finance our investment objectives.

Organization and Structure of PennantPark Floating Rate Capital Ltd.

PennantPark Floating Rate Capital Ltd., a Maryland corporation organized on October 28, 2010, is a closed-end, externally managed, non-diversified investment company that has elected to be treated as a BDC under the 1940 Act. In addition, for tax purposes we intend to be treated, and intend to qualify annually, as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended, or the Code, commencing with our first fiscal year ended September 30, 2011.

Our Investment Adviser and Administrator

We utilize the investing experience and contacts of PennantPark Investment Advisers in developing an attractive and diversified portfolio. The senior investment professionals of the Investment Adviser have worked together for many years and average over 20 years of experience in the mezzanine lending, leveraged finance, distressed debt and private equity businesses. In addition, our senior investment professionals have been involved in originating, structuring, negotiating, managing and monitoring investments in each of these businesses across economic and market cycles. We believe this experience and history have resulted in a strong reputation with financial sponsors, management teams, investment bankers, attorneys and accountants, which provides us with access to substantial investment opportunities across the capital markets. Our Investment Adviser has a rigorous investment approach, which is based upon intensive financial analysis with a focus on capital preservation, diversification and active management. Since our Investment Adviser’s inception in 2007, it has raised over $1.4 billion in debt and equity capital and has invested over $1.7 billion in more than 175 companies with over 80 different financial sponsors through its managed funds.

Our Administrator has experienced professionals with substantial backgrounds in finance and administration of registered investment companies. In addition to furnishing us with clerical, bookkeeping and record keeping services, the Administrator also oversees our financial records as well as the preparation of our reports to stockholders and reports filed with the SEC. The Administrator oversees the determination and publication of our net asset value, oversees the preparation and filing of our tax returns, monitors the payment of our expenses as well as the performance of administrative and professional services rendered to us by others. Furthermore, our Administrator provides, on our behalf, managerial assistance to those portfolio companies to which we are required to offer such assistance. See “Risk Factors—Risks Relating to our Business and Structure—There are significant potential conflicts of interest which could impact our investment returns” in the accompanying prospectus for more information.

Market Opportunity

We believe that the limited amount of capital available to the middle-market companies, coupled with the desire of these companies for flexible sources of capital, creates an attractive investment environment for us. From our perspective, middle market companies have faced difficulty raising debt capital in both the capital markets and private markets. As a result of the difficulties in the credit markets and fewer sources of capital for middle market companies, we see opportunities for improved risk-adjusted returns. Furthermore, we believe with a large pool of uninvested private equity capital seeking debt capital to complete transactions and a substantial supply of refinancing opportunities, there is an opportunity to attain appealing risk-adjusted returns with debt investments. We also believe there is a substantial supply of opportunities resulting from refinancing of middle-market companies. See “Business” in the accompanying prospectus for more information.

Competitive Advantages

We believe that we have competitive advantages over other capital providers in middle-market companies, such as a management team with an average of over 20 years of experience, a disciplined investment approach with strong value orientation, an ability to source and evaluate transactions through our Investment Adviser’s research capability and established network and flexible transaction structuring that allows for us to invest across the capital structure coupled with a longer investment horizon with an attractive publicly traded model. See “Business” in the accompanying prospectus for more information.

Competition

Our primary competitors provide financing to middle-market companies and include other BDCs and closed-end funds, commercial and investment banks, commercial finance companies, collateralized loan obligation, or CLO, funds and, to the extent they provide an alternative form of financing, private equity funds. Additionally, alternative investment vehicles, such as hedge funds, frequently invest in middle-market companies. As a result, competition for investment opportunities in middle-market companies can be intense. However, we believe that there has been a reduction in the amount of debt capital available to middle-market companies since the downturn in the credit markets in mid-2007. We believe this has resulted in a less competitive environment for making new investments. See “Risk Factors — Risks Relating to our Business and Structure — We operate in a highly competitive market for investment opportunities” in the accompanying prospectus for more information.

Leverage

We maintain a five-year, $100.0 million credit facility, or the Credit Facility, which matures on June 23, 2016 with SunTrust Robinson Humphrey, Inc., or STRH. During the Credit Facility’s first three years, or the revolving period, it bears interest at a commercial paper rate that approximates LIBOR plus 225 basis points, and after the revolving period, the rate sets to LIBOR plus 425 basis points for the remaining two years. The Credit Facility is secured by all of the assets held by Funding I, under which we had drawn $     million outstanding with a weighted average interest rate of     %, excluding the unused commitment fee of 0.50%, as of             , 201 . The Credit Facility permits, subject to satisfaction of certain conditions, an accordion feature whereby the Credit Facility can be expanded to $600.0 million. We believe that our capital resources provide us with the flexibility to take advantage of market opportunities when they arise. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in the accompanying prospectus for more information.

Operating and Regulatory Structure

Our investment activities are managed by PennantPark Investment Advisers and supervised by our board of directors, a majority of whom are independent of us. Under our investment management agreement, or the Investment Management Agreement, we have agreed to pay our Investment Adviser an annual base management fee based on our average adjusted gross assets as well as an incentive fee based on our investment performance. See “Certain Relationships and Transactions—Investment Management Agreement” in the accompanying prospectus for more information.

We have also entered into an administration agreement, or the Administration Agreement, with the Administrator. Under our Administration Agreement, we have agreed to reimburse the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under our Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs. See “Certain Relationships and Transactions—Administration Agreement” in the accompanying prospectus for more information.

As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects. See “Regulation” and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus for more information.

Use of Proceeds

We may use the net proceeds from selling securities pursuant to this prospectus supplement to reduce our then-outstanding obligations under our Credit Facility, to invest in new or existing portfolio companies, to capitalize a subsidiary or for other general corporate purposes. See “Use of Proceeds” in this prospectus supplement for information regarding our outstanding borrowings as of , 20 , the corresponding interest rate charged on such borrowings as of that date and the length of time that it may take us to invest any proceeds in new or existing portfolio companies.

Dividends on Common Stock

We intend to continue to distribute monthly dividends to our common stockholders. Our monthly dividends, if any, are determined by our board of directors. See “Distributions” in the accompanying prospectus for more information.

Dividends on Preferred Stock

We may issue preferred stock from time to time, although we have no immediate intention to do so. Any such preferred stock will be a senior security for purposes of the 1940 Act and, accordingly, subject to the leverage test under that Act. If we issue shares of preferred stock, holders of such preferred stock will be entitled to receive cash dividends at an annual rate that will be fixed or will vary for the successive dividend periods for each series. In general, the dividend periods for fixed rate preferred stock can range from weekly to quarterly and is subject to extension. The dividend rate could be variable and determined for each dividend period. See “Risk Factors—Risks Relating To Our Business and Structure” in the accompanying prospectus for more information.

Dividend Reinvestment Plan

We have adopted an “opt-out” dividend reinvestment plan that provides for reinvestment of our dividend distributions on behalf of our stockholders unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not ‘opted out’ of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock rather than receiving the cash dividends. Registered stockholders must notify our transfer agent in writing if they wish to ‘opt-out’ of the dividend reinvestment plan. See “Dividend Reinvestment Plan” for more information.

Our Corporate Information

Our administrative and principal executive offices are located at 590 Madison Avenue, 15th Floor, New York, NY 10022. Our common stock is quoted on the NASDAQ Global Select Market under the symbol “PFLT.” Our phone number is (212) 905-1000, and our Internet website address is www.pennantpark.com. Information contained on our website is not incorporated by reference into this prospectus supplement or in the accompanying prospectus, and you should not consider information contained on our website to be part of this prospectus supplement or in the accompanying prospectus. We file periodic reports, proxy statements and other information with the SEC. You may read and copy the materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at www.sec.gov that contains material that we file with the SEC on the EDGAR Database.

Risk Factors

The value of our assets, as well as the market price of our shares, will fluctuate. Our investments may be risky, and you may lose all or part of your investment in us. See “Risk Factors” beginning on page         of the accompanying prospectus, and the other information included in the accompanying prospectus, for additional discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

THE OFFERING

Common Stock Offered by Us, Excluding the Underwriters’ Over- Allotment Option	shares.

Common Stock Outstanding Prior to This Offering	shares.

Common Stock Outstanding After This Offering, Excluding the Underwriters’ Over-Allotment Option	shares.

Use of Proceeds	We may use the net proceeds from selling securities pursuant to this prospectus supplement to reduce our outstanding indebtedness, to invest in new or existing portfolio companies, to capitalize a subsidiary or for other general corporate purposes. See “Use of Proceeds” in this prospectus supplement for more information.
NASDAQ Global Select Market Symbol	“PFLT”

Distributions	We intend to continue to distribute monthly dividends to our common stockholders. Our monthly dividends, if any, are determined by our board of directors. See “Distributions” in the accompanying prospectus for more information. We may issue preferred stock from time to time, although we have no immediate intention to do so. Any such preferred stock will be a senior security for purposes of the 1940 Act and, accordingly, subject to the leverage test under that Act. If we issue shares of preferred stock, holders of such preferred stock will be entitled to receive cash dividends at an annual rate that will be fixed or will vary for the successive dividend periods for each series. In general, the dividend periods for fixed rate preferred stock can range from weekly to quarterly and is subject to extension. The dividend rate could be variable and determined for each dividend period. See “Risk Factors-Risks Related To Our Business and Structure” in the accompanying prospectus for more information.

FEES AND EXPENSES

The following table will assist you in understanding the various costs and expenses that an investor in shares of our common stock will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus supplement or the accompanying prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder transaction expenses (as a percentage of the offering price)

Sales load	%(1)

Offering expenses	%(2)

Total stockholder transaction expenses	%

Estimated annual expenses (as a percentage of average net assets attributable to common shares)(3)

Management fees	%(4)

Incentive fees payable under the Investment Management Agreement	%(5)

Interest payments on borrowed funds	%(6)

Other expenses	%(7)

Total estimated annual expenses	%

(1)	The underwriting discounts and commissions with respect to the shares sold in this offering, which is a one-time fee, is the only sales load paid in connection with this offering.

(2)	Amount reflects estimated offering expenses of approximately $ and is based on the offering of shares at the public offering price of $ per share.

(3)	Net assets attributable to common shares equals average net assets at , 20 plus the anticipated net proceeds from this offering.

(4)	The contractual management fee is calculated at an annual rate of 1.00% of our average adjusted gross assets on , 20 . See “Certain Relationships and Transactions-Investment Management Agreement” in the accompanying prospectus.

(5)	The portion of incentive fees paid with respect to net investment income is based on actual amounts incurred during the months ended , 20 , annualized for a full year. Such incentive fees are based on performance, vary from year to year and are not paid unless our performance exceeds specified thresholds. Incentive fees in respect of net investment income do not include incentive fees in respect of net capital gains. The portion of our incentive fee paid in respect of net capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date) and equals 20.0% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. As we cannot predict our future net investment income or capital gains, the incentive fee paid in future years, if any, may be substantially different than the fee earned during the three months ended , 20 . For more detailed information about the incentive fee, please see “Certain Relationships and Transactions-Investment Management Agreement” in the accompanying prospectus.

(6)	As of , 20 , we had $ million unused borrowing capacity, subject to maintenance of the applicable total assets to debt ratio of 200%, and $ million in borrowings outstanding under our $ million Credit Facility. We may use proceeds of this offering to repay outstanding obligations under our Credit Facility. After completing this offering, we intend to continue to borrow under our Credit Facility to finance portfolio investments and are permitted to do so under the terms of our Credit Facility. We have estimated the interest payments on borrowed funds to take this into account; however, we caution you that our actual interest expense will depend on prevailing interest rates and our rate of borrowing and may be substantially higher than the estimate provided in this table. For more information, see “Risk Factors-We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage” in the accompanying prospectus.

(7)	“Other expenses” includes our general and administrative expenses, professional fees, directors’ fees, insurance costs, expenses of our dividend reinvestment plan and the expenses of the Investment Adviser reimbursable under our Investment Management Agreement and of the Administrator reimbursable under our Administration Agreement. Such expenses are based on actual other expenses for the three months ended , 20 annualized for a full year. See our Consolidated Statement of Operations in our consolidated financial statements in the accompanying prospectus.

Example

The following example illustrates the projected dollar amount of total cumulative expenses that you would pay on a $1,000 hypothetical investment in common shares, assuming (1) a % sales load (underwriting discounts and commissions) and offering expenses totaling %, (2) total net annual expenses of % of average net assets attributable to common shares as set forth in the table above (other than performance-based incentive fees) and (3) a 5% annual return:

	1 Year		3 Years		5 Years		10 Years
Total expenses incurred	$	[ ]	$	[ ]	$	[ ]	$	[ ]

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses may be greater or less than those assumed. The table above is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, the incentive fee under our Investment Management Agreement would not be earned or payable and is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. The example assumes that all dividends and distributions are reinvested at net asset value. Depending upon the market value of our common stock, reinvestment of dividends and distributions under our dividend reinvestment plan may occur at a price per share that differs from, and which could be lower than, net asset value. See “Distributions” and additional information regarding our dividend reinvestment plan in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains statements that constitute forward-looking statements, which relate to us and our consolidated subsidiary regarding future events or our future performance or financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. The forward-looking statements contained in this prospectus supplement involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our prospective portfolio companies;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the impact of a protracted decline in the liquidity of credit markets on our business;

•	the impact of investments that we expect to make;

•	the impact of fluctuations in interest rates on our business;

•	our contractual arrangements and relationships with third parties;

•	the valuation of our investments in portfolio companies, particularly those having no liquid trading market;

•	the ability of our prospective portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our prospective portfolio companies; and

•	the ability of our Investment Adviser to locate suitable investments for us and to monitor and administer our investments.

We use words such as “anticipates,” “believes,” “expects,” “intends,” “seeks,” “plans,” “estimates” and similar expressions to identify forward-looking statements. You should not place undue reliance on the forward looking statements as our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in the accompanying prospectus entitled “Risk Factors” and elsewhere in this prospectus supplement.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus supplement should not be regarded as a representation by us that our plans and objectives will be achieved.

We have based the forward-looking statements included in this prospectus supplement on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements in this prospectus supplement, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through supplemental prospectus that we in the future may file with SEC including annual and quarterly reports on Form 10-K/Q and current reports on Form 8-K.

You should understand that, under Sections 27A(b)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E(b)(2)(B) of the Securities Exchange Act of 1934, as amended, or the Exchange Act the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, do not apply to statements made in connection with any offering of securities pursuant to this prospectus supplement or in periodic reports we file under the Exchange Act.

USE OF PROCEEDS

We estimate that net proceeds we will receive from the sale of         shares of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters fully exercise their overallotment option), in each case based on a public offering price of $         per share, after deducting the underwriting discounts and commissions of $         million (or approximately $         million if the underwriters fully exercise their overallotment option) payable by us and estimated offering expenses of approximately $         payable by us.

We may use the net proceeds from selling securities pursuant to this prospectus supplement to reduce outstanding obligations under our Credit Facility, to invest in new or existing portfolio companies or for other general corporate purposes. Affiliates of certain of the underwriters serve as lenders under our Credit Facility and thereby may receive proceeds from this offering that are used to reduce our outstanding obligations under our Credit Facility.

As of         , 20 , we had $ million of unused borrowing capacity, subject to maintenance of the applicable total assets to debt ratio of 200%, and $         million in borrowings outstanding under our $100.0 million Credit Facility. Borrowings under our Credit Facility bear interest at a commercial paper rate that approximates LIBOR plus 225 basis points per annum for the first three years, or the revolving period, and the rate resets to LIBOR plus 425 basis points for the remaining two years. At         , 20 , the interest rate at that time was         %. The Credit Facility is a revolving facility with a stated maturity date of June 23, 2016 and is secured by all of the assets held by Funding I. Amounts repaid under our Credit Facility remain available for future borrowings during the revolving period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in the accompanying prospectus for more information.

We may invest the proceeds from an offering of securities in new or existing portfolio companies, and such investments may take up to a year from the closing of such offering, in part because privately negotiated investments in illiquid securities or private middle-market companies require substantial due diligence and structuring. During this period, we may use the net proceeds from our offering to reduce then-outstanding obligations under our Credit Facility, which may dilute our net asset value per share, or to invest such proceeds in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less. We expect to earn yields on such investments, if any, that are lower than the interest income that we anticipate receiving in respect of investments in non-temporary investments. As a result, any distributions we make during this investment period may be lower than the distributions that we would expect to pay when such proceeds are fully invested in non-temporary investments. The management fee payable by us will not be reduced while our assets are invested in any such securities. See “Regulation-Temporary Investments” in the accompanying prospectus for more information.

CAPITALIZATION

The following table sets forth our cash and capitalization at                     , 20 (1) on an actual basis and (2) on an as-adjusted basis to reflect the effects of the sale of             shares of our common stock based on the public offering price of $             per share, after deducting the underwriting discounts and commissions of $             million payable by us and estimated offering expenses of approximately $            ,             ($             per share net). The as-adjusted information is illustrative only; our capitalization following the completion of this offering is subject to further adjustments. You should read this table together with “Use of Proceeds” set forth in this prospectus supplement and in the accompanying prospectus. You should also read this table with our consolidated financial statements and notes thereto, in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement and the accompanying prospectus.

As of , 20 (unaudited)
	Actual			As adjusted for the offering (1)
Cash and cash equivalents	$			$
Total assets
Borrowings under senior secured Credit Facility (cost-$ )

Stockholders’ Equity

Common stock, par value $0.001 per share; 100,000,000 shares authorized, shares issued and outstanding shares issued and outstanding, as-adjusted, respectively.
Paid in capital in excess of par
Undistributed net investment income

Accumulated net realized loss on investments		(	)		(	)
Net unrealized appreciation on investments
Net unrealized depreciation on Credit Facility

Total stockholders’ equity

Total capitalization	$			$

(1)	Does not include the underwriters’ over-allotment option.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “PFLT.” The following table lists the high and low closing sale price for our common stock, the closing sale price as a percentage of net asset value, or NAV, and quarterly dividends per share since shares of our common stock began being regularly quoted on the NASDAQ Global Select Market. On March 9, 2012, the last reported closing price of our common stock was $11.99 per share.

		$00,0000	$00,0000	$00,0000	$00,0000		$00,0000		$00,0000
Period	NAV (1)		Closing Sales Price		High Sales Price to NAV (2)		Low Sales Price to NAV (2)		Dividends Declared
			High	Low
Fiscal year ending September 30, 2012

Second quarter (as of March 9, 2012)	$	N/A	$12.10	$10.52	N/A	%	N/A	%	$0.225

First quarter		13.68	11.03	10.01	81		73		0.210

Fiscal year ending September 30, 2011

Fourth quarter		13.44	12.85	10.34	96		77		0.200

Third quarter(3)		14.06	13.07	12.27	97		87		0.050

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period. See “Determination of Net Asset Value” in the accompanying prospectus for more information.

(2)	Calculated as of the respective high or low closing sales price divided by the quarter end NAV.

(3)	From April 9, 2011 (commencement of trading) to June 30, 2011.

Shares of BDCs may trade at a market price that is less than the NAV that is attributable to those shares. Our shares have traded above and below our NAV. Our shares traded on the NASDAQ Global Select Market at $10.30 and $10.55 as of December 31, 2011 and September 30, 2011, respectively. Our NAV was $13.68 and $13.44, as of December 31, 2011 and September 30, 2011, respectively. The possibility that our shares of common stock will trade at a discount from net asset value or at a premium that is unsustainable over the long term is separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether our shares will trade at, above or below net asset value in the future.

SELECTED FINANCIAL DATA

We have derived the financial information below from our audited and unaudited financial data and, in the opinion of management, such information reflects all adjustments (consisting of normal recurring adjustments) that are necessary to present fairly the results of such periods. The Consolidated Statement of Operations data, Per share data and Consolidated Statement of Assets and Liabilities data for the three months ended December 31, 2011 are derived from our unaudited Consolidated Financial Statements. The selected financial data for the period from March 4, 2011 (commencement of operations) through September 30, 2011 are derived from our Consolidated Financial Statements which have been audited by KPMG LLP, our independent registered public accounting firm. This selected financial data should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the accompanying prospectus.

(Dollar amounts in thousands, except per share data)	Three Months ended December 31, 2011	For the period from March 4, 2011 (commencement of operations) through September 30, 2011
Consolidated Statement of Operations data:
Total investment income	$2,467	$2,947
Total expenses before debt issuance costs	1,092	1,260 (1)
Net investment income	1,375	320
Net realized and unrealized (loss) gain	1,730	(3,793)
Net increase (decrease) in net assets resulting from operations	3,105	(3,473)
Per share data:
Net asset value (at period end)	13.68	13.44

Net investment income(2)	0.20	.05

Net realized and unrealized (loss) gain(2)	0.25	(0.56)

Net increase (decrease) in net assets resulting from operations(2)	0.45	(0.51)

Distributions declared(2),(3)	0.21	0.25
Consolidated Statement of Assets and Liabilities data (at period end):

Total assets	142,841	121,075
Total investment portfolio	129,328	110,724
Borrowings outstanding(4)	34,749	24,650
Payable for investments purchased and unfunded investments	12,927	3,313
Total net asset value	93,739	92,072
Other data:

Total return(5)	(0.45)%	(28.1)%

Number of portfolio companies (at period end)(6)	45	38

Yield on debt portfolio (at period end)(6)	8.3%	8.0%

(1)	Included start-up and organizational costs. Total expenses after debt issuance costs are $2,626.
(2)	Based on the weighted average shares outstanding for the respective periods.
(3)	Determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under U.S. generally accepted accounting principles, or GAAP.
(4)	At fair value in the case of our Credit Facility.
(5)	Based on the change in market price per share during the periods and takes into account dividends and distributions, if any, reinvested in accordance with our dividend reinvestment plan. Total return is not annualized for a period less than one year.
(6)	Unaudited.

Selected Quarterly Data (Unaudited)

(dollar amounts in thousands, except per share data)

$000000000
2012
Q1
Total investment income	$2,467
Net investment income	$1,375
Net realized and unrealized gain	$1,420
Net increase in net assets resulting from operations	$3,105
Earnings per common share	$0.45
Net asset value per share at the end of the quarter	$13.68
Market value per share at the end of the quarter	$10.30

	$000000000	$000000000
	2011
	Q4	Q3
Total investment income	$2,048	$899
Net investment income (loss)	$1,203	$(883)
Net realized and unrealized (loss) gain	$(4,012)	$219
Net decrease in net assets resulting from operations	$(2,809)	$(664)
Loss per common share	$(0.51)	$(0.10)
Net asset value per share at the end of the quarter	$13.44	$14.06
Market value per share at the end of the quarter	$10.55	$12.69

(1)	From March 4, 2011 (commencement of operations) through March 31, 2011, there was only a seed capital investment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the selected financial data and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus supplement and the accompanying prospectus.

[Insert Management’s Discussion and Analysis of Financial Condition and Results of Operations from most recently filed Form 10-Q prior to offering.]

The SEC requires that estimated “Total Annual Expenses” be calculated as a percentage of net assets in the chart on page [__] of this prospectus supplement rather than as a percentage of total assets. Total assets include assets that have been funded with borrowed money (leverage). For reference, the chart below illustrates our estimated “Total Annual Expenses” as a percentage of total assets:

Estimated Annual Expenses (as a Percentage of Average Total Assets)

Base management fees		(1)

Incentive fees payable under the Investment Management Agreement		(2)

Interest payments on borrowed funds		(3)

Other expenses		(4)

Total annual expenses	—%	(5)

(1)	The contractual management fee is calculated at an annual rate of % of our average adjusted gross assets. See “Certain Relationships and Transactions—Investment Management Agreement” in the accompanying prospectus for more information.

(2)	The portion of incentive fees paid with respect to net investment income is based on actual amounts incurred during the months ended , 20 , annualized for a full year. Such incentive fees are based on performance, vary from year to year and are not paid unless our performance exceeds specified thresholds. Incentive fees in respect of net investment income do not include incentive fees in respect of net capital gains. The portion of our incentive fee paid in respect of net capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date) and equals 20.0% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. As of 20 , our unrealized capital gains did not exceed our cumulative realized and unrealized capital losses. As we cannot predict our future net investment income or capital gains, the incentive fee paid in future years, if any, may be substantially different than the fee earned during the months ended, 20 . For more detailed information about the incentive fee, please see “Certain Relationships and Transactions-Investment Management Agreement” in the accompanying prospectus.

(3)	As of , 20 , we had $ million unused borrowing capacity, subject to maintenance of the applicable total assets to debt ratio of 200%, and $ million (including a $ million temporary draw) in borrowings outstanding under our $ million Credit Facility. We may use proceeds of this offering to repay outstanding obligations under our Credit Facility. After completing any such offering, we may continue to borrow under our Credit Facility to finance our investment objectives under the terms of our Credit Facility. We have estimated the annual interest expense on borrowed funds and caution you that our actual interest expense will depend on prevailing interest rates and our rate of borrowing, which may be substantially higher than the estimate provided in this table. See “Risk Factors-Risks Relating To Our Business and Structure-We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage” for more information.

(4)	“Other expenses” includes our general and administrative expenses, professional fees, directors’ fees, insurance costs, expenses of our dividend reinvestment plan and the expenses of the Investment Adviser reimbursable under our Investment Management Agreement and of the Administrator reimbursable under our Administration Agreement. Such expenses are based on actual other expenses for the months ended , 20 , annualized for a full year. See the Consolidated Statement of Operations in our Consolidated Financial Statements in the accompanying prospectus.

(5)	The table above is intended to assist you in understanding the various costs and expenses that an investor in shares of our common stock will bear as a percentage of our average gross assets as of , 20 . However, we caution you that these percentages are estimates and may vary with changes in the market value of our investments, the amount of equity capital raised and used to invest in portfolio companies and changes in the level of expenses as a percentage of our gross assets. We may borrow money to leverage our net assets and increase our total assets and such leverage will affect both the total annual expenses and gross assets used in deriving the ratios in the above table. Thus, any differences in the estimated expenses and the corresponding level of average asset balances will affect the estimated percentages and those differences could be material.

UNDERWRITING

We intend to offer the shares through the underwriters named in the table below. , , are acting as joint bookrunners and representatives of the several underwriters. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent registered public accounting firm. The underwriters are committed to purchase all shares included in this offering, other than those shares covered by the over-allotment option described below, if they purchase any of the shares. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ overallotment option to purchase up to an additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to PennantPark Floating Rate Capital Ltd. (before offering expenses of $ )	$	$	$

Overallotment Option

We have granted an option to the underwriters to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, they will be obligated, subject to conditions contained in the underwriting agreement, to purchase the additional shares approximately proportionate to that underwriter’s initial purchase commitment.

No Sales of Similar Securities

We have agreed, with exceptions, not to sell or transfer any common stock for         days after the date of this prospectus supplement without first obtaining the written consent of .

Our executive officers and directors, PennantPark Investment Advisers, LLC and Pennant Park Investment Administration, LLC have agreed, with exceptions, not to sell or transfer any common stock for        days after the date of this prospectus supplement without first obtaining the written consent of .

Quotation on the NASDAQ Global Select Market

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “PFLT”.

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, (i.e., if they sell more shares than are listed on the cover of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the overallotment option described above. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Delivery

The underwriters may make prospectuses available in electronic (PDF) format. A prospectus in electronic (PDF) format may be made available on a web site maintained by the underwriters, and the underwriters may distribute such prospectuses electronically. The underwriters may allocate a limited number of shares for sale to their online brokerage customers.

Other Relationships

The underwriters and their affiliates have provided in the past to PennantPark Floating Rate Capital Ltd. and may provide from time to time in the future in the ordinary course of their business certain commercial banking, financial advisory, investment banking and other services to us for which they will be entitled to receive separate fees. In particular, the underwriters or their affiliates may execute transactions with or on behalf of PennantPark Floating Rate Capital Ltd. In addition, the underwriters or their affiliates may act as arrangers, underwriters or placement agents for companies whose securities are sold to us.

The underwriters or their affiliates may also trade in our securities, securities of our portfolio companies or other financial instruments related thereto for their own accounts or for the account of others and may extend loans or financing directly or through derivative transactions to PennantPark Investment or any of the portfolio companies.

We may purchase securities of third parties from the underwriters or their affiliates after the offering. However, we have not entered into any agreement or arrangement regarding the acquisition of any such securities, and we may not purchase any such securities. We would only purchase any such securities if, among other things, we identified securities that satisfied our investment needs and completed our due diligence review of such securities.

After the date of this prospectus supplement, the underwriters and their affiliates may from time to time obtain information regarding specific portfolio companies or us that may not be available to the general public. Any such information is obtained by the underwriters and their affiliates in the ordinary course of its business and not in connection with the offering of the common stock. In addition, after the offering period for the sale of our common stock, the underwriters or their affiliates may develop analyses or opinions related to us or our portfolio companies and buy or sell interests in one or more of our portfolio companies on behalf of their proprietary or client accounts and may engage in competitive activities. There is no obligation on behalf of these parties to disclose their respective analyses, opinions or purchase and sale activities regarding any portfolio company or regarding PennantPark Floating Rate Capital Ltd. to our stockholders.

Affiliates of certain of the underwriters serve as lenders under our Credit Facility. Some of the underwriters and their affiliates were underwriters in connection with our initial public offering and follow-on public offerings for which they received customary fees. Affiliates of the underwriters may receive part of the proceeds of the offering by reason of the repayment of certain amounts outstanding under our Credit Facility.

The principal business addresses of the underwriters are .

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus supplement will be passed upon for PennantPark Floating Rate Capital Ltd. by Dechert LLP, Washington, D.C., and Venable LLP, Baltimore, Maryland. Dechert LLP has from time to time represented the underwriters, PennantPark Floating Rate Capital Ltd. and the Investment Adviser on unrelated matters. Certain legal matters in connection with the securities offered hereby will be passed upon for the underwriters by .